                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the month of February, 2002


                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

                                EXPLANATORY NOTE

PURPOSE OF FILING

The Purpose of this report on Form 6-K by Galen Holdings PLC is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen Holdings and its subsidiaries. These unaudited financial statements have been prepared in accordance with U.K. generally accepted accounting principles ("U.K. GAAP") and are presented in U.K. pounds sterling.

Exhibit 99.1 of this report contains the unaudited consolidated financial statements of Galen Holdings and its subsidiaries as of December 31, 2001 and for the three months ended December 31, 2001 and 2000, prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and presented in U.S. dollars.

This report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified in our 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 28, 2001 (the "U.S. 2001 Annual Report") and in our other filings with the Commission.

                    GALEN HOLDINGS PUBLIC LIMITED COMPANY

                              TABLE OF CONTENTS

                                                                                                             PAGE NO.
                                                                                                             --------
 I Financial Information
   A. Consolidated Financial Statements (unaudited)
          Consolidated Profit and Loss Account for the three months ended December 31, 2001 and 2000,
            and year ended September 30, 2001                                                                   2
          Consolidated Statements of Total Recognised Gains and Losses for the
            three months ended December 31, 2001 and 2000, and year ended
            September 30, 2001                                                                                  3
          Consolidated Balance Sheets as at December 31, 2001 and 2000, and
            September 30, 2001                                                                                  4
          Consolidated Cash Flow Statements for three months ended December 31, 2001 and 2000, and
            year ended September 30, 2001                                                                       5
        Notes to the Consolidated Financial Statements                                                          6

   B. Management's Discussion and Analysis of Financial Condition and Results of Operations                    15
   C. Quantitative and Qualitative Disclosures About Market Risk

II Other Information

   A. Legal Proceedings                                                                                        23

   B. Exhibits and Reports on Form 6-K or 8-K                                                                  23

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
              UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - UK GAAP

                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of pounds)

                                                                                   UNAUDITED                      AUDITED
                                                                                   DECEMBER 31,                 SEPTEMBER 30,
                                                                             2001             2000                 2001
                                                                        --------------   --------------       --------------
 FIXED ASSETS
 Intangible assets                                                      L     507,060    L     446,229        L     510,742
 Tangible assets                                                               74,414           80,686               89,180
                                                                        --------------   --------------       --------------
                                                                              581,474          526,915              599,922
                                                                        --------------   --------------       --------------
 CURRENT ASSETS
 Stocks                                                                        18,279           15,445               16,563
 Debtors                                                                       39,411           31,763               35,961
 Cash at bank and in hand                                                     240,318           54,367              222,002
                                                                        --------------   --------------       --------------
                                                                              298,008          101,575              274,526
 CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR                               70,066           51,533               62,324
                                                                        --------------   --------------       --------------
 NET CURRENT ASSETS                                                           227,942           50,042              212,202
                                                                        --------------   --------------       --------------
 TOTAL ASSETS LESS CURRENT LIABILITIES                                        809,416          576,957              812,124
 CREDITORS:  AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                     183,434          153,167              193,144
 PROVISION FOR LIABILITIES AND CHARGES                                          5,996            5,706                8,372
 DEFERRED INCOME                                                                4,465            6,280                5,736
                                                                        --------------   --------------       --------------
 NET ASSETS                                                                   615,521          411,804              604,872
                                                                        ==============   ==============       ==============
 CAPITAL AND RESERVES
 Called up share capital                                                       18,950           16,152               18,931
 Share premium account                                                        241,371           58,067              240,258
 Merger reserve                                                               290,685          290,685              290,685
 Profit and loss account                                                       64,515           46,741               54,756
                                                                        --------------   --------------       --------------
 EQUITY SHAREHOLDERS' FUNDS                                                   615,521          411,645              604,630
 MINORITY INTERESTS - EQUITY                                                        -              159                  242
                                                                        --------------   --------------       --------------
                                                                        L     615,521    L     411,804        L     604,872
                                                                        ==============   ==============       ==============

   See accompanying notes to the unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
              UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - UK GAAP

                        CONSOLIDATED CASH FLOW STATEMENTS
                            (in thousands of pounds)

                                                                              UNAUDITED                    AUDITED
                                                                          THREE MONTHS ENDED             YEAR ENDED
                                                                              DECEMBER 31,                SEPTEMBER 30,
                                                                           2001             2000              2001
                                                                      ------------      ------------      ------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                              L    13,569      L     13,394      L     53,855
                                                                      ------------      ------------      ------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:
Interest paid                                                               (5,826)           (5,204)          (17,848)
Interest received                                                            1,866             1,188             4,455
                                                                      ------------      ------------      ------------
                                                                            (3,960)           (4,016)          (13,393)
                                                                      ------------      ------------      ------------
TAXATION
Corporation tax (paid) recovered                                              (870)            1,183            (1,115)
                                                                      ------------      ------------      ------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                           (4,902)           (3,085)          (16,225)
Sale of tangible fixed assets                                                   --                --               250
Purchase of intangible fixed assets                                         (1,614)               --           (70,211)
Government grants received                                                      --                --               454
                                                                      ------------      ------------      ------------
                                                                            (6,516)           (3,085)          (85,732)
                                                                      ------------      ------------      ------------
ACQUISITIONS AND DISPOSALS
Sale of businesses                                                          24,678                --                --
Acquisition costs and deferred consideration payments                           --            (8,669)          (16,098)
                                                                      ------------      ------------      ------------
                                                                            24,678            (8,669)          (16,098)
                                                                      ------------      ------------      ------------
EQUITY DIVIDENDS PAID                                                           --                --            (3,464)
                                                                      ------------      ------------      ------------
NET CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING           26,901            (1,193)          (65,947)
                                                                      ------------      ------------      ------------
MANAGEMENT OF LIQUID RESOURCES
Decrease (increase) in short-term deposits                                   9,500            23,019          (161,000)
                                                                      ------------      ------------      ------------
FINANCING
Issue of ordinary share capital, net of expenses                            (1,528)            3,291           188,261
Notes repaid                                                               (13,803)          (27,323)          (27,323)
Loans (repaid) obtained, net                                                    --              (296)           49,751
Principal repayment under hire purchase agreements                             (98)             (100)             (400)
                                                                      ------------      ------------      ------------
                                                                           (15,429)          (24,428)          210,289
                                                                      ------------      ------------      ------------
INCREASE (DECREASE) IN CASH IN THE PERIOD                             L     20,972      L     (2,602)     L    (16,658)
                                                                      ============      ============      ============

See accompanying notes to the unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
              UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - UK GAAP

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                            (in thousands of pounds)


                                                                         UNAUDITED             AUDITED
                                                                    THREE MONTHS ENDED        YEAR ENDED
                                                                       DECEMBER 31,           SEPTEMBER 30,
                                                                    2001           2000          2001
                                                                ----------     ----------     ----------
Profit for the financial period                                 L    9,653        L 2,003       L 13,230
Translation differences on foreign currency net investments            106          1,707           (506)
                                                                ----------     ----------     ----------
Total recognised gains and losses relating to the period        L    9,759        L 3,710       L 12,724
                                                                               ==========     ==========
Prior year adjustment (Note 12)                                     (2,488)
                                                                ----------
Total gains recognized since last report                        L    7,271
                                                                ==========

 I - FINANCIAL INFORMATION
   A. CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
              UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - UK GAAP

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                 (IN THOUSANDS OF POUNDS, EXCEPT SHARE AMOUNTS)

                                                               UNAUDITED                   AUDITED
                                                           THREE MONTHS ENDED             YEAR ENDED
                                                               DECEMBER 31,               SEPTEMBER 30,
                                                           2001            2000              2001
                                                        --------          --------          --------
REVENUE
Pharmaceutical products                                 L 38,077          L 28,151          L 127,413
Pharmaceutical services-continuing operations             14,301            12,292            50,036
                       - discontinued operations           1,319             1,346             5,234
                                                        --------          --------          --------
TOTAL TURNOVER                                            53,697            41,789           182,683

COST OF SALES                                             18,243            14,491            64,187
                                                        --------          --------          --------
GROSS PROFIT                                              35,454            27,298           118,496
                                                        --------          --------          --------
NET OPERATING EXPENSES BEFORE EXCEPTIONAL ITEMS
   AND AMORTISATION OF INTANGIBLES AND GOODWILL           19,263            14,519            63,555
Goodwill and intangibles amortisation                      6,823             5,971            24,602
                                                        --------          --------          --------
TOTAL NET OPERATING EXPENSES                              26,086            20,490            88,157
                                                        --------          --------          --------
OPERATING PROFIT
Continuing operations before amortisation
 of intangibles goodwill                                  16,492            12,610            54,911
Goodwill and intangibles amortisation                     (6,823)           (5,971)          (24,602)
                                                        --------          --------          --------
Continuing operations                                      9,669             6,639            30,309
Discontinued operations                                     (301)              169                30
                                                        --------          --------          --------
TOTAL OPERATING PROFIT                                     9,368             6,808            30,339

Profit on sale of discontinued operations                  7,527                --                --
Investment income                                          1,743             1,188             4,455
                                                        --------          --------          --------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST             18,638             7,996            34,794
Interest payable and similar charges                       5,703             5,204            17,848
                                                        --------          --------          --------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION             12,935             2,792            16,946
Tax on profit on ordinary activities                       3,250               750             3,594
                                                        --------          --------          --------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION               9,685             2,042            13,352
Minority interests                                            32                39               122
                                                        --------          --------          --------
PROFIT FOR THE FINANCIAL PERIOD                            9,653             2,003            13,230
Dividends                                                     --                --             4,413
                                                        --------          --------          --------
RETAINED PROFIT FOR THE FINANCIAL PERIOD                L  9,653          L  2,003          L  8,817
                                                        ========          ========          ========

EARNINGS PER SHARE                                          5.2p              1.3p              8.2p
DILUTED EARNINGS PER SHARE                                  5.2p              1.3p              8.1p
ADJUSTED EARNINGS PER SHARE                                 6.6p              5.0p             23.4p
ADJUSTED DILUTED EARNINGS PER SHARE                         6.6p              4.9p             23.0p

   See accompanying notes to the unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        In Thousands (except share data)

1.       BASIS OF PRESENTATION

The unaudited consolidated financial statements included herein, which do not constitute statutory accounts, have been prepared in accordance with U.K. GAAP. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in the Galen Holdings Public Limited Company ("Galen", the "Company", "we" or "our") 2001 Annual Report and Accounts (the "U.K. 2001 Annual Report"), filed as an exhibit to the Company's U.S. 2001 Annual Report.

Galen is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company's financial statements include the financial statements for Galen Holdings PLC and all of its subsidiaries. The Company's financial statements are prepared in pounds sterling in conformity with U.K. GAAP.

      In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented.

2.       STOCKS (INVENTORY)

      Stocks are stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost.

                                            DECEMBER 31,         SEPTEMBER 30,
                                               2001                 2001
                                              -------              -------
                  Finished goods              L 9,574              L 7,458
                  Raw materials                 8,705                9,105
                                              -------              -------
                                              L18,279              L16,563
                                              -------              -------

3.       WARNER CHILCOTT SENIOR NOTES DUE 2008

Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12-5/8% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        In Thousands (except share data)


The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott repurchased $40,300 principal amount of the notes.

On December 18, 2001 the Company repurchased $20,000 of principal amount of the senior notes for $23,000. We may, from time to time depending on market conditions, repurchase senior notes in the open market.

4.       ACQUISITIONS

On September 29, 2000 Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott through a scheme of arrangement under the laws of the Republic of Ireland. Galen issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of L308,584 consisted of (i) L257,392, in respect of 31,698,554 Galen shares issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) L43,744 representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and (iii) L7,448 of acquisition costs. The Warner Chilcott transaction closed on September 29, 2000, the last business day of the Company's fiscal year 2000, and was accounted for as an acquisition. Under acquisition accounting, the purchase price is allocated to the tangible and intangible assets acquired based upon their respective fair values as of the purchase date.

On June 29, 2001 Galen (Chemicals) purchased from Bristol-Myers Squibb Company Estrace(R) tablets, a branded estrogen replacement therapy product for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. This purchase is being accounted for as an acquisition. Under this accounting method, the entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased by $11,100 in relation to a provision for product returns from pre-acquisition sales for which we have accepted responsibility. The purchased intangible assets are being amortized over 20 years, the product's estimated useful life.

The following unaudited pro forma information presents Galen's results of operations for the three months ended December 31, 2000 assuming that the purchase of Estrace(R) tablets was completed as of October 1, 2000. Pro forma amounts for the three months ended December 31, 2001 are not presented as Galen purchased Estrace(R) tablets on June 29, 2001. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transaction occurred as of October 1, 2000, or of future results of operations of the consolidated entities.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        In Thousands (except share data)

                                                                                     THREE MONTHS ENDED DECEMBER 31,
                                                                          ----------------------------------------------------
                                                                            2001                  2000                  2001
                                                                           ACTUAL                ACTUAL              PRO FORMA
                                                                          --------              --------              --------
         Revenue                                                          L 53,697              L 41,789              L 47,390
         Profit for the financial period                                  L  9,653              L  2,003              L  4,535
                                                                          ========              ========              ========
         Earnings per share                                                   5.2p                  1.3p                  2.9p
         Diluted earnings per share                                           5.2p                  1.3p                  2.8p
                                                                          ========              ========              ========
         Shares used in computing earnings per share (000's)               184,550               155,128               155,128
         Shares used in computing diluted earnings per
             share (000's)                                                 186,208               159,334               159,334
                                                                          ========              ========              ========

5.       SALE OF CHEMICAL SYNTHESIS SERVICES

As of December 31, 2001, the Company sold the Chemical Synthesis Services business ("CSS") for which the Company received cash consideration of approximately L25,000. CSS was a component of the Company's pharmaceutical services business and consisted of SynGal (a division of Galen) and QuChem Limited (a Galen subsidiary), and provides integrated service from basic research and development and small-scale synthesis to kilogram-scale synthesis to customers requiring custom chemical syntheses. CSS employed approximately 110 people based in two Northern Ireland sites and had revenue of L5,200 in the year ended September 30, 2001. In anticipation of the transaction, Galen purchased the twenty-four percent minority interest in QuChem Limited that it did not already own for consideration of approximately L660. The Company reported a pre-tax gain of L7,527 from the sale that is included in the Company's Profit and Loss Account for the three months ended December 31, 2001. Included in the Company's tax on profit on ordinary activities for the three months ended December 31, 2001 are taxes related to the CSS sale amounting to L1,500. As part of this transaction Alan Armstrong, President of Galen's pharmaceutical services business, resigned from both his position with Galen and his Galen directorship. Galen intends to use the proceeds from this transaction to expand our portfolio of branded pharmaceutical products particularly in the women's healthcare therapeutic area, by pursuing other selected product acquisitions and strategic opportunities, and for general corporate purposes. Asset and liabilities of the discontinued operations as of December 31, 2001 were as follows:

         Fixed assets                                             L 18,126
         Current assets                                              1,519
         Current liabilities                                        (1,604)
         Deferred income                                              (890)
                                                                  --------
               Net assets of discontinued operations              L 17,151
                                                                  --------

6.       EARNINGS PER SHARE

The calculation of earnings per share is based on profit after tax and minority interest, divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for potentially dilutive rights to acquire ordinary shares that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        In Thousands (except share data)


Adjusted earnings per share is based on profit after tax and minority interest adjusted for amortization, the results and gain on sale of discontinued operations and the exceptional loss on notes redemption included within the interest charge in the Profit and Loss Account.

Shares held in the Employee Share Trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:

                                                                                                    THREE MONTHS ENDED
                                                                                                        DECEMBER 31,
                                                                                       -----------------------------------------
                                                                                            2001                       2000
                                                                                       -------------               -------------
         Numerator for earnings per share and diluted earnings per share               L       9,653               L       2,003
                                                                                       -------------               -------------
         Adjustments (net of taxes):
             Amortization of goodwill and other intangibles                                    6,557                       5,844
             Costs incurred on early redemption of Warner Chilcott senior notes                1,647                          --
             Results and gain on sale of CSS, net of taxes                                    (5,658)                       (118)
                                                                                       -------------               -------------
         Numerator for adjusted earnings per share                                     L      12,199               L       7,729
                                                                                       =============               =============
         Weighted average number of ordinary shares                                      184,549,646                 155,128,233
         Effect of dilutive stock options and warrants                                     1,658,516                   4,205,655
                                                                                       -------------               -------------
         Weighted average number of ordinary shares (diluted)                            186,208,162                 159,333,888
                                                                                       =============               =============

         Earnings per share (U.K. pence)                                                        5.2p                        1.3p
         Diluted earnings per share (U.K. pence)                                                5.2p                        1.3p
                                                                                       =============               =============
         Adjusted earnings per share (U.K. pence)                                               6.6p                        5.0p
         Adjusted diluted earnings per share (U.K. pence)                                       6.6p                        4.9p
                                                                                       =============               =============

7.       CONTINGENCIES

The Company is involved in various legal proceedings of a nature considered normal to its business including patent litigation, product liability and other matters. In the event of the adverse outcome of these proceedings, the Company believes that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on the financial condition or results of operations of the Company.

8.       INCOME TAXES

Galen operates in two primary tax jurisdictions, the United Kingdom and the United States The majority of Galen's taxable income for the periods presented is derived from the United Kingdom and the United States. The statutory rate in the United Kingdom for the three months ended December 31, 2001 and 2000 was 30%. Galen's effective tax rates for the three months ended December 31, 2001 and 2000 were 25.1% and 26.9%, respectively. The principal factors creating the difference between the U.K. statutory rate and the lower relevant effective rates are non-taxable grant transfers and the tax benefit arising from the utilization of losses

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        In Thousands (except share data)


brought forward on which deferred taxation had not been provided. The lower rate in the three months ended December 31, 2001 reflects the non-taxable element of the gain on business disposal in the period.

9.       CONSOLIDATING SCHEDULE

      Following are consolidating schedules reflecting Balance Sheet and Profit and Loss Account information for the Company as of December 31, 2001, and for the three months ended December 31, 2001 and 2000:

                                                                                                  OTHER
                                                      GALEN          WARNER         WARNER     SUBSIDIARY  ELIMINATION
                                                   HOLDINGS PLC  CHILCOTT, PLC  CHILCOTT, INC. COMPANIES     ENTRIES    CONSOLIDATED
                                                   ------------  -------------  -------------  ----------  -----------  ------------
BALANCE SHEET DATA:
DECEMBER 31, 2001
 FIXED ASSETS                                      L       --    L       --     L    148,233   L  433,241  L      --    L    581,474
 INVESTMENT IN SUBSIDIARIES                        L    292,634  L    128,084   L       --     L     --    L  (420,718) L       --
 Stocks                                                    --            --           31,600      (13,321)        --          18,279
 Debtors                                                     54          --           10,479       28,878         --          39,411
 Cash at bank and in hand                               162,458          --           15,351       62,509         --         240,318
 Inter-company receivable (payable)                      97,139       (14,241)       (29,346)     (53,552)        --            --
                                                   ------------  ------------   ------------   ----------  -----------  ------------
 CURRENT ASSETS                                    L    259,651  L    (14,241)  L     28,084   L   24,514  L      --    L    298,008
                                                   ------------  ------------   ------------   ----------  -----------  ------------
 CREDITORS:
     Amounts falling due within one year           L     11,022  L       --     L     13,477   L   45,567  L      --    L     70,066
     Amounts falling due after more than one year  L       --    L       --     L     94,915   L   88,519  L      --    L    183,434
 OTHER LONG-TERM LIABILITIES                       L       --    L       --     L       --     L   10,461  L      --    L     10,461
 EQUITY SHAREHOLDERS' FUNDS                        L    541,263  L    113,843   L     67,925   L  313,208  L  (420,718) L    615,521
                                                   ============  ============   ============   ==========  ===========  ============


PROFIT AND LOSS ACCOUNT DATA:
 THREE MONTHS ENDED DECEMBER 31, 2001
 REVENUE                                           L       --    L       --     L     26,384   L   27,313  L      --    L     53,697
 COST OF SALES                                             --            --            8,715        9,528         --          18,243
 NET OPERATING EXPENSES BEFORE AMORTISATION OF
     INTANGIBLES AND GOODWILL                              --            --            8,336       10,927         --          19,263
     Amortization                                          --            --            2,185        1,233        3,405         6,823
                                                   ------------  ------------   ------------   ----------  -----------  ------------
        TOTAL NET OPERATING EXPENSES                       --            --           10,521       12,160        3,405        26,086
                                                   ------------  ------------   ------------   ----------  -----------  ------------
 PROFIT ON SALE OF DISCONTINUED OPERATIONS                 --            --             --          7,527         --           7,527
 INTEREST INCOME                                          1,541          --               95          107         --           1,743
 INTEREST PAYABLE AND SIMILAR CHARGES                      --            --            6,330         (627)        --           5,703
 TAX ON ORDINARY ACTIVITIES                                --            --             --          3,250         --           3,250
 MINORITY INTERESTS                                        --            --             --             32         --              32
                                                   ------------  ------------   ------------   ----------  -----------  ------------
 PROFIT FOR THE FINANCIAL PERIOD                   L      1,541  L       --     L        913   L   10,604  L    (3,405) L      9,653
                                                   ============  ============   ============   ==========  ===========  ============

PROFIT AND LOSS ACCOUNT DATA:
 THREE MONTHS ENDED DECEMBER 31, 2000

 REVENUE                                           L       --    L       --     L     17,879   L   23,910  L      --    L     41,789
 COST OF SALES                                             --            --            2,862       11,734         (105)       14,491
 NET OPERATING EXPENSES BEFORE AMORTISATION OF
     INTANGIBLES AND GOODWILL                              --              95          6,426        7,893          105        14,519
     Amortization                                          --            --            1,827          739        3,405         5,971
                                                   ------------  ------------   ------------   ----------  -----------  ------------
        TOTAL NET OPERATING EXPENSES                       --              95          8,253        8,632        3,510        20,490
                                                   ------------  ------------   ------------   ----------  -----------  ------------
 INTEREST INCOME                                             31          --              549          608         --           1,188
 INTEREST PAYABLE AND SIMILAR CHARGES                      --            --            4,696          508         --           5,204
 TAX ON ORDINARY ACTIVITIES                                --            --             --            750         --             750
 MINORITY INTERESTS                                        --            --             --             39         --              39
                                                   ------------  ------------   ------------   ----------  -----------  ------------
 PROFIT FOR THE FINANCIAL PERIOD                   L         31  L        (95)  L      2,617   L    2,855  L    (3,405) L      2,003
                                                   ============  ============   ============   ==========  ===========  ============

10.      SEGMENT INFORMATION

The Company's business is classified into two reportable segments for internal financial reporting purposes: Pharmaceutical Products and Pharmaceutical Services. For all periods presented, the Pharmaceutical Products segment includes the development, manufacture, supply and marketing of prescription pharmaceutical products in the United States, United Kingdom and Ireland. The Pharmaceutical Services segment comprises our clinical trial services business (including Interactive Clinical Technologies, Inc.) and CSS and provides technology-based research and development services to the pharmaceutical industry. These services include the supply and distribution of clinical trial materials internationally, drug reconciliation and interactive voice response system support to permit the efficient management of worldwide clinical trials and through CSS, provided "bench to pilot scale" custom chemical design and synthesis services for research-based pharmaceutical companies. CSS was sold by Galen as of December 31, 2001 (see Note 5).

The following represents selected information for the Company's operating segments for the periods indicated:

(a)      Contribution by business activity

                                                                     THREE MONTHS ENDED
                                                                         DECEMBER 31,
                                                                 ----------------------------
                                                                  2001                 2000
                                                                 -------              -------
         PHARMACEUTICAL PRODUCTS
         Revenue                                                 L38,077              L28,151
                                                                 -------              -------
         Cost of sales                                             9,814                7,010
         Net operating expenses before amortization
            of goodwill and intangibles                           15,556               11,871
         Amortization of goodwill and intangibles                  6,428                5,580
                                                                 -------              -------
         Operating profit                                        L 6,279              L 3,690
                                                                 -------              -------
         PHARMACEUTICAL SERVICES

         Revenue                                                 L15,620              L13,638
         Cost of sales                                             8,429                7,481
         Net operating expenses before amortization
            of goodwill and intangibles                            3,707                2,648
         Amortization of goodwill                                    395                  391
                                                                 -------              -------
         Operating profit                                        L 3,089              L 3,118
                                                                 -------              -------

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        In Thousands (except share data)


(b)      Geographical analysis (based on the location in which sale originated)

                                             THREE MONTHS ENDED
                                                 DECEMBER 31,
                                       -------------------------------
                                         2001                   2000
                                       --------               --------
         REVENUE
         United Kingdom                L 19,714               L 15,324
         United States                   33,721                 26,224
         All Other                          262                    241
                                       --------               --------
                                       L 53,697               L 41,789
                                       --------               --------
         OPERATING PROFIT
         United Kingdom                L    187               L (1,102)
         United States                    9,715                  7,918
         All Other                         (534)                    (8)
                                       --------               --------
                                       L  9,368               L  6,808
                                       --------               --------

11.      SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

The consolidated financial statements are prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The effect of the U.S. GAAP adjustments to profit for the three months ended December 31, 2001 and 2000, and to equity shareholders' funds as of December 31, 2001 and September 30, 2001 are set forth in the tables below. For a detailed description of the adjustments below, see the Company's U.K. Annual Report.

                                                                                          THREE MONTHS ENDED
                                                                                              DECEMBER 31,
                                                                                    -------------------------------
                                                                                      2001                   2000
                                                                                    --------               --------
(a)   RECONCILIATION OF PROFIT

         Profit for the financial period under U.K. GAAP                            L  9,653               L  2,003
                                                                                    --------               --------
         U.S. GAAP adjustments:
          Amortization of goodwill                                                     4,071                  1,915
          Amortization of intangibles                                                   (328)                  (263)
          Capitalization of interest                                                      (9)                    (9)
          Deferred taxation                                                           (1,915)                (1,504)
          Compensation expense                                                           (56)                   (55)
          Inventory step up release                                                       --                   (986)
          Deferred tax effect of U.S. GAAP adjustments                                   135                    503
                                                                                    --------               --------
         U.S. GAAP adjustments total                                                L  1,898               L   (399)
                                                                                    --------               --------
         Profit for the financial period under U.S. GAAP - U.K. pounds              L 11,551               L  1,604
                                                                                    --------               --------
         Basic earnings per share under U.S. GAAP - U.K. pence                           6.3                    1.0
         Diluted earnings per share under U.S. GAAP - U.K. pence                         6.2                    1.0

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        In Thousands (except share data)


                                                                              DECEMBER 31,            SEPTEMBER 30,
                                                                                 2001                    2001
                                                                               ---------               ---------
(b)  EFFECT ON EQUITY SHAREHOLDERS' FUNDS OF DIFFERENCES
     BETWEEN U.K. GAAP AND U.S. GAAP:

         Equity shareholders' funds under U.K. GAAP (as restated)              L 615,521               L 604,630
         Prior period adjustment (i)                                                  --                   2,488
                                                                               ---------               ---------
         Equity shareholders funds under U.K
            GAAP (as originally reported)                                        615,521                 607,118

         U.S. GAAP adjustments:
           Acquisition accounting                                                (95,851)                (99,594)

           Capitalization of interest                                              1,648                   1,657
           Deferred taxation                                                      (9,028)                 (9,736)
           Employee benefit trust                                                 (7,240)                 (7,064)
           Share premium account                                                   7,240                   7,064
           Dividends                                                               3,143                   3,143
         U.S. GAAP adjustments total                                            (100,088)              L(104,530)
                                                                               ---------               ---------
         Equity shareholders' funds under U.S. GAAP - U.K. pounds              L 515,433               L 502,588
                                                                               ---------               ---------

         (i) U.K Financial Reporting Standard 19, Deferred Tax (FRS 19) - Changes in accounting for deferred taxation following adoption of FRS 19 has led to a prior period adjustment to shareholders' funds under U.K. GAAP. As the change in policy did not give rise to a change in results in the comparative period, the reconciliation of profit in (a) above has not been restated.

The U.S. GAAP results for the quarter ended December 31, 2001 attached as
Exhibit 99.1, include the effect of early adopting Statement of Financial Accounting Standard SFAS No. 142, "Goodwill and Other Intangible Assets", which has resulted in a $3,704 reduction in expenses ($3,477 net of tax) and a $0.02 increase in basic and diluted earnings per share. SFAS No. 142 provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill must be tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 is adopted. In accordance with SFAS No. 142, the Company has six months from the initial date of adoption to complete the first step of the goodwill impairment test and twelve months to complete the second step if required. The pre-tax reduction of amortization expense recognized this quarter represents the amount of amortization of goodwill (including the assembled workforce intangible reclassified as goodwill in accordance with the standard) that arose from prior acquisitions and are no longer amortized. No amounts have been assigned to indefinite-life intangible assets. Goodwill will be subject to an annual impairment review.

The following table reflects U.S. GAAP consolidated results adjusted as though the adoption of SFAS 142 occurred as of the beginning of the three-month period ended December 31, 2000:

                                        Three months ended December 31,
                                          2001                  2000
                                         -------              -------
Net earnings:
As reported                              L11,551              L 1,604
Goodwill amortization                         --                2,063
                                         -------              -------
As adjusted                              L11,551              L 3,667
                                         -------              -------
Basic earnings per share:
As reported                                 6.3p                 1.0p
Goodwill amortization                         --                 1.4p
                                         -------              -------

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        In Thousands (except share data)


As adjusted                                 6.3p                 2.4p
                                         -------              -------
Diluted earnings per share:
As reported                                 6.2p                 1.0p
Goodwill amortization                         --                 1.3p
                                         -------              -------
As adjusted                                 6.2p                 2.3p
                                         -------              -------

12.      RECENTLY ISSUED ACCOUNTING STANDARDS

U.K. ACCOUNTING:

In December 1999, the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 19 "Deferred tax" which introduces a form of "full" provision for accounting for deferred tax that replaces the "partial" provision method in Statement of Standard Accounting Practice ("SSAP") 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of reversal of those timing differences. FRS 19 permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the true value of money. The FRS 19 applies to accounting periods ending on or after January 23, 2002 and, accordingly, the Company adopted the FRS effective October 1, 2001. The impact of the standard on opening shareholders' funds is shown in the Statement of Total Recognized Gains and Losses on Page 3 of this report.

U.S. ACCOUNTING:

In June 1998, the Financial Accounting Standards Board ("FASB") issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. FAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. Upon initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of FAS 133. Subsequent to the issuance of FAS 133, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of FAS 133 to periods beginning after June 15, 2000. Galen adopted the statement beginning October 1, 2000. Adoption of the statement had no material impact on the financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"). The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. FAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"). The Statement is effective for fiscal years beginning after December 15, 2001. FAS 142 provides for early adoption by companies with fiscal years beginning after March 15, 2001 and, as such, Galen elected to do so with adoption effective October 1, 2001. The impact of the Statement is disclosed in Note 11 above.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model based on the framework

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
     NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Concluded)
                        In Thousands (except share data)


established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. Galen has early adopted this standard, effective October 1, 2001. The results of the CSS component of the Pharmaceutical Services segment, which was divested during the period have been treated as "discontinued operations."

B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with U.K. GAAP.

OVERVIEW

Galen Holdings PLC is an integrated specialty pharmaceutical company focused principally in the women's healthcare therapeutic area. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. Our IVR is able to deliver a wide range of medicines to the patient over periods of up to three months. We also provide a wide range of high-value services to the research and development functions of both pharmaceutical and biotechnology companies.

Our pharmaceutical products business, which includes our research and development activities, focuses on the women's healthcare therapeutic area and other product areas such as dermatology and urology. Our principal products include:

         - Estrace(R) vaginal cream, a locally applied estrogen to treat vaginal atrophy that we acquired from Bristol-Myers Squibb Company in February 2000;

         - Estrace(R) tablets, an estrogen replacement therapy product that we acquired from Bristol-Myers Squibb Company in June 2001;

         - Ovcon(R) 35 and Ovcon(R) 50, both oral contraceptives, also acquired from Bristol-Myers Squibb Company in February 2000; and

         - Doryx(R), an oral antibiotic for the treatment of acne and for adjunctive therapy in the treatment of severe acne.

We have a pipeline of products in development principally for the U.S. market, including a number utilizing the IVR drug delivery technology.

Through our U.S. sales force of approximately 225 representatives, we market our portfolio of branded pharmaceutical specialty products targeted at the women's healthcare market. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists, dermatologists and urologists in the United States. Our sales force of approximately 125 representatives in the United Kingdom and Ireland market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties.

We have also built an international services business catering to research-oriented pharmaceutical companies. We initially developed this business in response to a demand for highly specialized service providers to more efficiently manage clinical trial supplies. Since then, we have acquired complementary businesses to expand our capacity and build upon our competencies in this area. We have conducted outsourced clinical trial supply work for 19 of the top 20 international pharmaceutical companies, as well as major contract research organizations and a number of biotechnology organizations.

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

EFFECT OF THE ACQUISITION OF WARNER CHILCOTT. On September 29, 2000 we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for L308.6 million. The purchase consideration consisted of the issuance of 31,698,554 ordinary shares, valued at L257.4 million, in exchange for all of the outstanding shares of Warner Chilcott, and the issuance of Galen share options and warrants valued at L43.8 million to former holders of Warner Chilcott options and warrants and L7.4 million of transaction related costs.

The acquisition of Warner Chilcott, which closed on the last business day of our 2000 fiscal year, was accounted for as an acquisition. The acquisition had and will have the following effects on our results of operations:

         -        We recognized goodwill in the amount of L272.4 million.

         - We recognized intangible assets in the amount of L136.6 million related to the Ovcon(R) 35 and Ovcon(R) 50 and Estrace(R) cream products of Warner Chilcott. We are amortizing this amount over a period of 20 years and, as a consequence, amortization of intangible assets will be substantially greater than prior periods and reduce net income accordingly.

         - In February 2000 Warner Chilcott, Inc. issued $200.0 million principal amount of 12-5/8% senior notes due 2008. Our acquisition of Warner Chilcott triggered the right of each holder of Warner Chilcott senior notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. After holders of approximately 20% of the notes exercised their repurchase right, Warner Chilcott had $159.7 million of senior notes outstanding. On December 18, 2001 we repurchased $20.0 million of principal amount of senior notes. We may, from time to time depending on market conditions, continue to repurchase Warner Chilcott's senior notes in the open market. Interest payments on the senior notes are due semi-annually in arrears on February 15 and August 15. The senior notes are redeemable prior to maturity at the option of Warner Chilcott, Inc., in whole or in part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100%. Unless and until redeemed, interest payments associated with the senior notes will substantially increase our net interest expense as compared with our interest expense prior to the acquisition of Warner Chilcott.

EFFECT OF THE ACQUISITION OF ESTRACE(R) TABLETS. Consistent with our strategy to acquire established branded pharmaceutical products and to increase sales of those products in the United States through enhanced promotional efforts, on June 29, 2001 we acquired from Bristol-Myers Squibb Company Estrace(R) tablets, an estrogen replacement therapy product with net sales of $40.5 million (L26.7 million) for the year ended December 31, 2000. The gross profit for this product was $39.2 million (L25.9 million) for the year ended December 31, 2000. Going forward, the profit contribution of this product to Galen is expected to be lower, reflecting the increased marketing expenditure associated with Galen's plans to revitalize the Estrace(R) brand and additional incremental research and development expenditures. The value of the net assets attributable to Estrace(R) tablets on acquisition was approximately $95 million (L67.2 million). The purchase price for Estrace(R) tablets was approximately $95 million. In connection with this acquisition, we also entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years.

EFFECT OF EQUITY OFFERING. In July 2001 we completed our third equity offering. The total net proceeds to us, after underwriters' commissions and other expenses of the offering, were approximately L185 million. We intend to use the remaining net proceeds to expand our portfolio of branded pharmaceutical products particularly in the women's healthcare therapeutic area, by pursuing other selected product acquisitions and strategic opportunities, and for general corporate purposes. Pending our use of the remaining net proceeds, we have invested them in short-term, interest-bearing, investment grade deposits and securities. The offering consisted of the following:

         - an offering to shareholders of record as of June 25, 2001, which we refer to as the qualifying shareholders, in the United States, the United Kingdom, Ireland and certain other jurisdictions; and

         - an underwritten offering of shares not purchased by qualifying shareholders, together with additional shares offered and sold by three of our directors, Dr. Allen J. McClay, Dr. John A. King and Mr. R. Geoffrey Elliott, and by The McClay Trust. Dr. McClay retired from our board in September 2001.

EFFECT OF CHEMICAL SYNTHESIS SERVICES SALE. As of December 31, 2001, we sold our Chemical Synthesis Services, or CSS, business for which we received cash consideration of approximately L25 million. CSS was a component of our pharmaceutical services business and consisted of SynGal (a division of Galen) and QuChem Limited (a Galen subsidiary), and provides integrated service from basic research and development and small-scale synthesis to kilogram scale synthesis to customers requiring custom chemical syntheses. CSS employed approximately 110 staff members based in two Northern Ireland sites and had revenue of L5.2 million in the year ended September 30, 2001. We reported a pre-tax gain of L7.5 million from the sale that is included in our Profit and Loss Account for the three months ended December 31, 2001. As part of this transaction Alan Armstrong, President of our pharmaceutical services business, resigned from both his position with Galen and his Galen directorship. We intend to use the proceeds from this transaction to expand our portfolio of branded pharmaceutical products particularly in the women's healthcare therapeutic area, by pursuing other selected product acquisitions and strategic opportunities, and for general corporate purposes.

EFFECT OF CURRENCY FLUCTUATIONS. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (approximately 63% for the three months ended December 31, 2001). In this report, we translated revenue earned in U.S. dollars to pounds sterling in our profit and loss account at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings, reducing our exposure to changes in the U.S. dollar to pounds sterling exchange rate. However, changes in exchange rates between the pound sterling and U.S. dollar will affect our reported results of operations. A material appreciation of the U.S. dollar against the pound sterling would increase our pound sterling reported earnings; while the depreciation of the U.S. dollar against the pound sterling would reduce our pound sterling reported earnings.


RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000.

Revenue for the three months ended December 31, 2001 (the first quarter of fiscal 2002) increased 28.5%, or L11.9 million, to L53.7 million from L41.8 million for the three months ended December 31, 2000 (the first quarter of fiscal 2001). The increase in revenue is attributable primarily to organic growth from our key promoted brands and from the acquisition of Estrace(R) tablets in June 2001. Our revenue is denominated primarily in the U.S. dollar and U.K. pound sterling, with 63% of our first quarter fiscal 2002 revenue being denominated in U.S. dollars. Significant changes in exchange rates between the U.K. pound sterling and U.S. dollar will affect our reported results of operations. In comparison to the prior year period, the average exchange rate for the three months ended December 31, 2001 remained fairly consistent as the pound depreciated less than 1% over these periods.

Our pharmaceutical products business includes the development, manufacture, supply and marketing of branded prescription products in the United States, United Kingdom and Ireland. Revenue from this business increased 35.3%, or L9.9 million to L38.1 million as compared to L28.2 million for the three months ended December 31, 2000. Both reporting periods include results for Warner Chilcott as we purchased Warner Chilcott on September 29, 2000. Warner Chilcott's first quarter fiscal 2002 favorable results accounted for 85.6% of our increased revenue. The increase in Warner Chilcott's revenue was largely attributable to organic growth of our three top performing proprietary products, Ovcon(R), Estrace(R) cream and Doryx(R), and our acquisiton of Estrace(R) tablets. Results for Estrace(R) tablets, an estrogen replacement therapy, are included in Warner Chilcott's results for our first quarter fiscal 2002 and not in the prior year quarter as Estrace(R) tablets were acquired by us in June 2001.

Our pharmaceutical services business includes both our clinical trial services, or CTS, and chemical synthesis services, or CSS. CTS represents our pharmaceutical services continuing operations, and posted revenue of L14.3 million for our first quarter fiscal 2002 as compared to L12.3 for the prior year quarter. Our clinical trial services business generates revenues in the United States and Europe and includes the results of Interactive Clinical Technologies, Inc. Effective with the current quarter reporting period, we classified our CSS operations as discontinued. We sold CSS as of December 31, 2001. CSS revenue was consistent with the prior year quarter and totaled L1.3 million for first quarter fiscal 2002.

Gross profit on our continuing operations increased L8.5 million, or 32.1%, to L34.9 million for first quarter fiscal 2002 as compared to L26.4 million for the prior year quarter. This increase is due to the significant increase in our revenue and continuing improvement in our gross profit margins. Our gross profit margin on our continuing operations for first quarter fiscal 2002 rose from 65.3% to 66.0%, the result of a growing percentage of revenue from higher-margin pharmaceutical products particularly in our U.S. pharmaceutical products business. Gross profit reported by our pharmaceutical products business increased L7.2 million to L28.3 million as compared to L21.1 million for the prior year quarter, and the gross profit margin of 74.2% remained similar to the prior year quarter margin of 75.1%. Our pharmaceutical services business posted gross profit of L7.2 million and a gross profit margin of 46.0%, and for the prior year quarter L6.2 million gross profit and a gross profit margin of 45.1%.

Net operating expense before amortization of intangibles and goodwill of L19.3 million increased L4.8 million, or 32.7% as compared to L14.5 million for the prior year quarter. Expenditures incurred by our pharmaceutical products business accounted for L3.7 million of the increase of which L1.8 million resulted from increased selling and promotional spending by Warner Chilcott to support the increased revenue. Research and development costs of L3.1 million are included in our first quarter fiscal 2002 net operating expenses. These costs increased L1.3 million from the prior year quarter reflecting our commitment to new product development including the pursuit of new intravaginal ring, or IVR, applications for the delivery of hormonal and non-hormonal drugs, and line extensions of several of our U.S. women's healthcare and dermatology products. Increased operating expenditures of L1.1 million in support of the increased pharmaceutical services revenue also contributed to the overall increase in spending.

Total depreciation expense for first quarter fiscal 2002 amounted to L1.8 million, an increase of L0.3 million from L1.4 million for the prior year quarter. This increase is due to our investments in our pharmaceutical services business.

Amortization of intangibles increased L0.9 million to L2.8 million for first quarter fiscal 2002 as compared to L1.9 million in the prior year quarter due to our acquisition of Estrace(R) tablets in June 2001. Goodwill amortization for the current and prior year quarters was consistent.

As of December 31, 2001, we sold our CSS business for which we received cash consideration of approximately L25 million. CSS was a component of our pharmaceutical services business and consisted of SynGal (a division of Galen) and QuChem Limited (a Galen subsidiary), and provides integrated service from basic research and development and small-scale synthesis to kilogram-scale synthesis to customers requiring custom chemical synthesis. CSS employed approximately 110 staff members based in two Northern Ireland sites and had revenue of L5.2 million in the year ended September 30, 2001. In anticipation of the transaction, Galen purchased the twenty-four percent minority interest in QuChem Limited that it did not already own for approximately L0.6 million. The Company reported a pre-tax gain of L7.5 million from the sale in the first quarter of fiscal 2002. Included in our tax on profit on ordinary activities for first quarter fiscal 2002 are taxes related to the CSS sale amounting to L1.5 million. As part of this transaction Alan Armstrong, President of Galen's pharmaceutical services business, resigned from both his position with us and his directorship on our board. We intend to use the proceeds from this transaction to expand our portfolio of branded pharmaceutical products particularly in the women's healthcare therapeutic area, by pursuing other selected product acquisitions and strategic opportunities, and for general corporate purposes.

Investment income of L1.7 million increased L0.6 million as compared to the prior year quarter as our funds held for investment were higher during our first quarter fiscal 2002. The increase in funds was the result of our July 2001 equity offering from which we raised approximately L185 million net of fees. Interest payable and similar charges of L5.7 million for our first quarter fiscal 2002 increased L0.5 million from L5.2 million for the prior year quarter. Our interest charges were higher in the current quarter due to costs of L1.6 million associated with the December 2001 purchase of $20.0 million principal of Warner Chilcott senior notes, and the additional debt we incurred with our purchase of Estrace(R) tablets in June 2001. These increased charges were substantially offset by lower interest charges on the Warner Chilcott senior notes as $40.3 million principal was redeemed in mid December 2000 as a result of the change of control provision of the note indenture triggered by the acquisition of Warner Chilcott by Galen, and the decline in interest rates in general.

Taxes increased L2.5 million to L3.3 million for first quarter fiscal 2002 as compared to L0.8 million for the prior year quarter. We operate mainly in two tax jurisdictions, the United Kingdom and the United States. The statutory rate in the United States was 35% in both the current and prior year quarters. In the United Kingdom the statutory rate was 30% in both quarters. Our effective tax rate was 25.1% for the current quarter compared to 26.9% in the prior year quarter. The principal factors creating the difference between the U.K. statutory rate and the lower relevant effective rates are non-taxable grant transfers and the tax benefit arising from the utilization of losses brought forward on which deferred taxation had not been provided. The lower rate in the current period reflects the non-taxable element of the gain on business disposal in the period. We anticipate future reductions in our taxes as we grow profit from our operations in the Republic of Ireland where the statutory tax rate is considerably lower than the U.K. and U.S. rates.

Due to the factors set forth above, we reported net profit of L9.7 million for our first quarter fiscal 2002 compared to net profit of L2.0 million in the prior year quarter. Excluding amortization expense for intangible assets, goodwill and exceptional items, net profit from continuing operations was L12.2 million compared to L7.7 million in the prior year quarter. Exceptional items for first quarter fiscal 2002 consist of the results and gain on disposal of our discontinued businesses, and costs incurred with the purchase of $20.0 million principal of Warner Chilcott senior notes. No exceptional items were recorded in the prior year quarter. Increased revenue, coupled with strong gross profit margins, more than offset the increase in our operating expenses and increased amortization charges as outlined above.

Our earnings per share was 5.2 pence (also 5.2 pence on a diluted basis) for first quarter fiscal 2002, compared to 1.3 pence (also 1.3 pence on a diluted basis) for the prior year quarter. Excluding amortization expense for intangible assets and goodwill, and exceptional items as described above, earnings per share for first quarter fiscal 2002 was 6.6 pence (also 6.6 pence on a diluted basis), compared to 5.0 pence (4.9 pence on a diluted basis) in the prior year quarter. The weighted average number of ordinary shares outstanding increased by
29.4 million primarily due to our July 2001 equity offering.

THREE MONTHS ENDED DECEMBER 31, 2000 AND 1999.

Our first quarter fiscal 2001 total revenue of L41.8 million increased from L21.6 million, or 94%, as compared to the prior year quarter. This increase reflected growth in both our pharmaceutical products business and our pharmaceutical services business. Underlying growth in both segments was favorably impacted, to some extent, by an 11% appreciation of the U.S. dollar against the U.K. pound for the current quarter compared to the same quarter in the previous year. Our U.S. denominated revenue represented approximately 60% of our total revenue in the first quarter of fiscal 2001 as compared to 20% in the prior year quarter.

Revenue from pharmaceutical products during the three months ended December 31, 2000 was L28.2 million, an increase of 130% from L12.2 million in the prior year quarter, primarily reflecting the impact of the acquisition of Warner Chilcott in September 2000.

Revenue from pharmaceutical services was L13.6 million for first quarter fiscal 2001, an increase of 46% over the prior year quarter reflecting growth in both our clinical trial services and custom chemical services. Our clinical trial services showed revenue growth of 43% in first quarter fiscal 2001 over the prior year quarter reflecting continued revenue growth in Interactive Clinical Technologies, Inc., and continued growth in our other clinical trial services in both the United States and Europe. Revenue generated from CSS in first quarter fiscal 2001 grew by 50% over the prior year quarter, albeit from a relatively small base. This reflects continuing growth in demand from research-driven pharmaceutical companies for these specialty services.

Gross profit for first quarter fiscal 2001 more than doubled from L10.3 million to L27.3 million due to both the increase in revenues and higher margins. The increase in gross profit margin from 47.9% to 65.3% was primarily due to the impact of the acquisition of Warner Chilcott which recorded a gross margin of 84.7%. Gross margins in the services business improved due to a more favorable mix of higher margin clinical trials service revenue and higher margins in the custom chemical services business due to higher revenues on a relatively steady cost base.

Net operating expenses before amortization of intangibles and goodwill of L14.5 million in first quarter fiscal 2001 increased L10.1 million compared to the L4.4 million incurred in the prior year quarter. Three factors accounted for the majority of the increased costs: (1) L6.6 million of operating expenses relating to the new Warner Chilcott business, (2) L1.8 million of additional operating expenses in our pharmaceutical products business consisting primarily of increased selling expenses in the United Kingdom and Ireland associated with the expansion of the U.K. and Ireland sales force from 60 to 115 to support the launch of Regurin(R) and the anticipated launch of the estradiol intravaginal ring, and (3) L0.8 million increased operating expenses in the pharmaceutical services business to support the increase in revenues.

Research and development costs were L1.8 million in first quarter fiscal 2001 compared to L1.5 million in the prior year period. This increase reflected the integration of the Galen and Warner Chilcott research and development teams and the continuing clinical activity associated with the development of our intravaginal ring, or IVR, drug delivery technology and other development programs. The clinical program to enable a New Drug Application, or NDA, for our IVR for the delivery of estrogen neared completion during the quarter. (The NDA was subsequently submitted to the FDA in December 2001 and filed with the FDA in February 2002). This involved completion of a Phase III efficacy and safety trial. We continue to focus on product development projects with near-term revenue potential and relatively low funding requirements including, for example, line extensions of our branded products and potential drugs which could be delivered by means of the IVR.

Depreciation of L1.4 million in first quarter fiscal 2001 increased from L1.0 million last year reflecting the recent capital investment program, particularly in the pharmaceutical services area. Amortization of goodwill and intangible assets increased substantially to L6.0 million in first quarter fiscal 2001 from L0.5 million in the corresponding quarter in the previous year. This increase was primarily as a result of the acquisition of Warner Chilcott.

Investment income grew to L1.2 million for first quarter fiscal 2001 as compared to virtually zero in the comparative prior year quarter as we had greater levels of funds available for investment. Interest payable and similar charges increased to L5.2 million compared to L0.3 million. This was primarily the result of the interest expense related to the $200.0 million senior subordinated notes acquired as part of the Warner Chilcott transaction. The full $200.0 million amount was in place for most of the quarter until the redemption of $40.3 million in mid-December 2000 as a result of the change of control provision of the note indenture.

Taxes on income decreased to L0.8 million from L1.1 million in the first quarter of fiscal 2000. We operate mainly in two tax jurisdictions, the United Kingdom and the United States. The statutory rate in the United Kingdom for first quarter fiscal 2001 was 30% as compared to 30.5% in first quarter fiscal 2000. In the United States the federal statutory rate was 35% in both quarters. Our effective tax rate was 27% for first quarter fiscal 2001 compared to 21% in the same quarter in the previous year. The higher effective tax rate in the current quarter is due to the amortization charge for goodwill associated with the acquisition of Warner Chilcott which is not deductible for U.K. or U.S. tax purposes.

The net result of the items discussed above was that we reported a L2.0 million net profit for the first quarter of fiscal 2001 compared to a net profit of L4.1 million for the prior year quarter. Excluding the effect of amortization expense related to intangible assets and goodwill, net profit for first quarter fiscal 2001 was L8.0 million as compared to L4.6 million in the prior year quarter.

Our profit per ordinary share was 1.3 pence for first quarter fiscal 2001 compared to 3.5 pence in first quarter fiscal 2000, both on a earnings per share and diluted earnings per share basis. Excluding amortization expense and the results of our chemical synthesis services business (discontinued in first quarter fiscal 2002) profit per ordinary share was 5.0 pence (4.9 pence on a diluted basis) compared to 3.9 pence (3.8 pence on a diluted basis) in the prior year period. The weighted average number of ordinary shares outstanding increased by 36.4 million primarily due to the issuance of 31.7 million ordinary shares as consideration for Warner Chilcott in September 2000 and the placing of 6 million ordinary shares in November 1999.


LIQUIDITY AND CAPITAL RESOURCES

Net cash inflow from operating activities for first quarter fiscal 2002, as set forth in the table below, was L13.6 million compared to L13.4 million for the prior year quarter. Although earnings before interest, tax, depreciation and amortization, or EBITDA, (adjusted for the CSS sale) of L17.9 million exceeded the prior year quarter's EBITDA of L14.1 million, net cash inflow from operating activities remained consistent with the prior year quarter. This was due to our increased investment in working capital. Our stocks (inventory) increased L1.6 million largely as a result of our purchase of Estrace(R) tablets in June 2001. An increase of L4.3 million in debtors (accounts receivable), offset by a L2.2 million increase in creditors (accounts payable) reflects our increase in revenue.

                                                    THREE MONTHS ENDED
                                                       DECEMBER 31,
                                                   2001            2000
                                                ---------       ---------
                                                     (in thousands)
Total operating profit                          L   9,368       L   6,808
Depreciation expense                                1,786           1,377
Amortization expense                                6,823           5,971
Working capital movement                           (3,666)            638
Other                                                (742)         (1,400)
                                                ---------       ---------
Net cash inflow from operating activities       L  13,569       L  13,394
                                                =========       =========

During first quarter fiscal 2002 two significant events occurred which impacted our liquidity and capital resources. The first was our sale of CSS for which we received cash consideration of approximately L25.0 million. This significant cash inflow was offset by our repurchase of $20.0 principal amount of Warner Chilcott senior notes for $23.0 million (L15.8 million).

Cash flow from operations was also offset by the use of L4.9 million cash to purchase fixed assets. These purchases reflect our continued expansion and investment in our property, plant and equipment.

We ended the first quarter of fiscal 2002 with L240.3 million of cash on hand as compared with L222.0 million at September 30, 2001. We intend to fund our future operating liquidity needs, including capital expenditures and dividend payments, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. At December 31, 2001 we had L1.7 million of availability under committed credit facilities with certain banks and a further L30.4 million of availability agreed in principle but not yet committed, pending our request.

There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.


INFLATION

Inflation had no material impact on our operations during the three months ended December 31, 2001.


U.S. GAAP RECONCILIATION

Galen's consolidated financial statements have been prepared in accordance with U.K. GAAP. U.K. GAAP, as applied by Galen, differs in certain significant respects from U.S. GAAP. Note 11 to the financial statements, appearing in
Section I-A of this Form 6-K, includes a reconciliation of Galen's profit and loss and equity shareholders' funds to U.S. GAAP.

Under U.S. GAAP, Galen's profit for the three months ended December 31, 2001 and 2000 was L11.5 million and L1.6 million, respectively. Galen's U.S. GAAP profit differed from U.K. GAAP profit principally as a result of differences in accounting for business combinations, capitalization of interest, deferred taxation and share option compensation expense.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

         -        Interest rates on debt, and

         -        Foreign exchange rates.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

INTEREST RATES

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently, we do not hedge exposure to interest rate fluctuations through the use of derivative instruments.

FOREIGN EXCHANGE

Most of the revenue generated and expenses incurred during the three months ended December 31, 2001 and 2000 were denominated in the functional currency of the country in which they were generated. To the extent that we have expanded and continue to expand our operations in the United States, revenues and expenses will continue to be generated in the local currency. We use local currency cash flows to pay similarly denominated expenses to the extent available, although we cannot be certain that we will be able to continue this strategy.

We had no foreign currency option contracts at December 31, 2001. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements. We intend to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit our exposure.


II - OTHER INFORMATION


A. LEGAL PROCEEDINGS

We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

As mentioned in our U.S. 2001 Annual Report , Galen and ICTI were named in a demand for arbitration by a customer of ICTI that claimed damages from breach of an agreement to provide clinical trial services. The dispute was resolved amicably and the resulting settlement payment was within the limits of our insurance coverage.


B. EXHIBITS AND REPORTS ON FORM 6-K OR 8-K

(i) EXHIBITS -

EXHIBIT NO.       DESCRIPTION

99.1 Unaudited consolidated financial statements of Galen Holdings PLC and its subsidiaries as at December 31, 2001 and for the three months ended December 31, 2001 and 2000, prepared in accordance with U.S. GAAP and presented in U.S. dollars

         For all other Exhibits required under Rule 601 of Regulation S-K to be filed with a Quarterly Report on Form 10-Q, please see the exhibits set forth on pages 74 and 75 of our U.S. 2001 Annual Report.

(ii)     REPORTS ON FORM 6-K OR 8-K:

         On October 18, 2001 we filed a Form 6-K which announced the purchase of 150,000 of our ordinary shares by Galen Trustees Limited, as trustee of the Galen Holdings PLC Employee Benefit Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


February 14, 2002                      Galen Holdings PLC

                                       /s/   R. G. Elliott
                                       ---------------------------------------
                                       Name:  R. G. Elliott
                                       Title:  Chief Financial Officer